UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On February 17, 2026, Mr. Hong Zhifang, the Chief Executive Officer and Chairman of the board of directors of DarkIris Inc. (the “Company”), issued a letter to the Company’s shareholders (the “Shareholder Letter”).

On February 17, 2026, the Company issued a press release announcing the Shareholder Letter. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated February 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2026

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang n
	Title:	Chief Executive Officer